SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 000-30690


                                  EUROTRUST A/S
                  (Translation of Company's name into English)


                               POPPELGARDVEJ 11-13
                                   2860 SOBORG
                                     DENMARK
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                     Form 20-F [X]            Form 40-F [_]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

         NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

         NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              YES [_]       NO [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                           EUROTRUST A/S ANNOUNCES THE
                           CLOSING OF THE ACQUISITION
                                       OF
                                AKTIV GRUPPEN A/S


SUMMARY
-------

         On November 29, 2005 EuroTrust A/S ("EuroTrust") entered into agreements with each of the five holders of all of the outstanding shares of the capital stock of Aktiv Gruppen A/S (the "Aktiv Gruppen Stock"), to acquire the Aktiv Gruppen Stock in exchange for the issuance of a total of 21,700,000 ordinary shares of Euro Trust (the "Acquisition Agreements").

         On December 23, 2005 the shareholders of EuroTrust approved the acquisition of the AktivGruppen Stock and the issuance of the 21,700,000 ordinary shares of EuroTrust in payment for the Aktiv Gruppen Stock as provided in the Acquisition Agreements.

         EuroTrust will consummate the acquisition of the Aktiv Gruppen Stock on April 17, 2006.

ACCOUNTING TREATMENT
--------------------

         Upon completion of the acquisition, in accordance with United States generally accepted accounting principles, the acquisition will be accounted for as a reverse acquisition (i.e. as if Aktiv Gruppen acquired EuroTrust). Therefore, the pre-acquisition financial statements of Aktiv Gruppen are treated as the historical financial statements of the combined companies. The Euro-Trust historical financial statements prior to the acquisition are disregarded. The results of operations of EuroTrust will only be included in the financial results from the date of the acquisition. In addition, beginning with the fiscal year ended on June 30, 2006, EuroTrust will change its fiscal year end to June 30, which is the fiscal year end of Aktiv Gruppen.

FINANCIAL STATEMENTS, PRO-FORMA FINANCIAL INFORMATION AND EXHIBITS.
-------------------------------------------------------------------

         (A)      FINANCIAL STATEMENTS OF BUSINESS ACQUIRED.

                  Historical financial statements for Aktiv Gruppen A/S consisting of the financial statements and notes provided on pages F-1 through F-31 of this Report.

FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2004 AND 2005

                  Report of Independent Registered Public Accounting Firm

                  Consolidated Balance Sheets as of June 30, 2004 and 2005

                  Consolidated Statements of Operations for the years ended June 30, 2004 and 2005

                  Consolidated Statements of Stockholders' Equity for the years ended June 30, 2004 and 2005

                  Consolidated Statements of Comprehensive Income (Loss) for the years ended June 30, 2004 and 2005

                  Consolidated Statements of Cash Flows for the years ended June 30, 2004 and 2005

                  Notes to Consolidated Financial Statements

         (b)      UNAUDITED PRO-FORMA FINANCIAL INFORMATION.

                  Unaudited pro forma financial information relating to the Company and giving effect to the acquisition is provided on pages F-32 through F-38 of this Report.

                  Unaudited Pro Forma Condensed Combined Financial Statements.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES


                    TABLE OF CONTENTS TO FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm..................... F-2
Consolidated Balance Sheets as of June 30, 2004 and 2005 ................... F-3
Consolidated Statements of Operations for the Years Ended June 30, 2004
  and 2005 ................................................................. F-5
Consolidated Statements of Shareholders' Equity for the Years Ended
  June 30, 2004 and 2005 ................................................... F-6
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended
  June 30, 2004 and 2005.................................................... F-7
Consolidated Statements of Cash Flows for the Years Ended June 30, 2004
  and 2005 ................................................................. F-8
Notes to Consolidated Financial Statements ................................. F-9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors and Shareholders
Aktiv Gruppen Holdings A/S and Subsidiaries

         We have audited the accompanying consolidated balance sheets of Aktiv Gruppen Holdings A/S and Subsidiaries as of June 30, 2005 and 2004 and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the years ended June 30, 2005 and 2004. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal controls over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aktiv Gruppen Holdings A/S and Subsidiaries at June 30, 2005 and 2004 and the consolidated results of its operations and its cash flows for the years ended June 30, 2005 and 2004, in conformity with accounting principles generally accepted in the United States.



/s/ Gregory & Associates, LLC

December 16, 2005, except for Note 18 As to which the date is February 15, 2006 Salt Lake City, Utah

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                 JUNE 30,
                                                                                 -------
                                                                   2004            2005            2005
                                                                 -------         -------         -------
                                                                   DKK             DKK             US$
ASSETS
Current assets:
    Cash and cash equivalents                                      3,257           1,619             263
    Restricted cash                                               74,412          80,998          13,144
    Contracts receivable, net of allowances for doubtful
       accounts of DKK 0 in 2004 and DKK 0 in 2005                28,463          34,220           5,553
    Notes receivable and accrued interest related party           35,176          36,291           5,889
    Construction in progress / Cost in excess of billing         217,252         233,838          37,947
    Valued added tax receivables                                   1,702           8,310           1,349
    Prepaid expenses and deposits                                    607             522              85
    Other receivables                                             17,365          10,333           1,677
                                                                 -------         -------         -------
Total current assets                                             378,234         406,131          65,907

    Marketable securities - available for sale                        52           5,003             812
    Mortgage deed receivables                                         --           8,471           1,374
    Rent and other long term deposits                                307             293              47
    Equity method investment                                       5,835           5,872             952
    Equipment, net                                                 1,820             669             109
    Windmills                                                         --          99,239          16,104
    Windmill Deposits                                                 --           9,334           1,515
    Property Held for Resale or future development                87,820          68,759          11,158
    Property on Operating Lease, net                               8,112           7,867           1,277
                                                                 -------         -------         -------

Total assets                                                     482,180         611,638          99,255
                                                                 =======         =======         =======


DKK amounts have been converted into US$ at an exchange rate of US$1=DKK 6.1623.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                 JUNE 30,
                                                                                 --------
                                                                  2004             2005              2005
                                                                --------         --------          --------
                                                                   DKK             DKK             US$
LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
    Notes payable and other current debt obligations             282,930          402,758            65,358
    Notes Payable and accrued interest, related party              1,501               --                --
    Accounts payable, trade                                       30,453           62,255            10,103
    Accounts payable, related parties                                 --               18                 3
    Accrued liabilities                                           11,575           34,866             5,658
    Customer deposits                                             35,483            4,458               723
    Income tax payable                                               209            2,223               361
    Deferred Income Taxes Current                                  3,676           15,165             2,461
                                                                --------         --------          --------
Total current liabilities                                        365,827          521,743            84,667
                                                                --------         --------          --------

Long term liabilities:
    Notes payable and other debt, long term                       86,979           25,366             4,116
    Asset Retirement Obligation                                       --              979               159
                                                                --------         --------          --------
Total long term liabilities                                       86,979           26,345             4,275
                                                                --------         --------          --------

Total Liabilities                                                452,806          548,088            88,942
                                                                --------         --------          --------

Minority interest in subsidiaries                                  2,878               --                --
                                                                --------         --------          --------

Shareholders' equity:
    Common shares, par value DKK 100 (not in thousands)
      10,000 shares authorized, 10,000 shares issued
      and outstanding at June 30, 2004 and 2005                    1,000            1,000               162
    Additional paid-in capital                                     5,330            5,330               865
    Retained Earnings                                             20,159           57,259             9,292
    Cumulative other comprehensive income                              7              (39)               (6)
                                                                --------         --------          --------
Total shareholders' equity                                        26,496           63,550            10,313
                                                                --------         --------          --------

Total liabilities and shareholders' equity                       482,180          611,638            99,255
                                                                ========         ========          ========


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1623.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                          YEARS ENDED JUNE 30,
                                                               2004              2005              2005
                                                            ----------        ----------        ----------
                                                               DKK               DKK               US$
Net sales                                                      295,975           389,061            63,135
                                                            ----------        ----------        ----------

Operating expenses:
   Cost of sales                                               259,144           315,365            51,176
   Selling and marketing                                         1,218               907               147
   General and administrative                                    5,710            10,602             1,721
   Depreciation                                                    339               520                84
                                                            ----------        ----------        ----------
   Total operating expenses                                    266,411           327,394            53,128
                                                            ----------        ----------        ----------

Operating income                                                29,564            61,667            10,007

Other income (expenses)
   Interest income                                                 593             1,252               203
   Interest income - related party                                 175             1,050               171
   Interest expense                                             (2,251)           (9,204)           (1,494)
   Loss on sale of fixed assets                                     --              (384)              (62)
   Results of equity method investments                             --               122                20
   Other (expenses) income, net                                     98            (1,460)             (237)
                                                            ----------        ----------        ----------

 Income before income taxes and minority interest               28,179            53,043             8,608

   Income tax expense - current and deferred                    (7,823)          (15,146)           (2,458)
   Minority interest in net income  of subsidiaries             (2,816)             (797)             (129)
                                                            ----------        ----------        ----------

NET  INCOME                                                     17,540            37,100             6,021
                                                            ==========        ==========        ==========


DKK amounts have been converted into US$ at an exchange rate of US$1=DKK 6.1623.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2005
 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                              COMMON        COMMON    ADDITIONAL   OTHER COM-
                                              SHARES        SHARES      PAID-IN    PREHENSIVE     RETAINED
                                            OUTSTANDING     AMOUNT      CAPITAL      INCOME       EARNINGS      TOTAL
                                              -------      -------      -------      -------      --------    ---------
                                                DKK          DKK          DKK          DKK          DKK          DKK
BALANCE AT JUNE 30, 2003                       10,000        1,000        5,330           --         2,619        8,949

Unrealized gain on marketable securities           --           --           --            7            --            7
Net income                                         --           --           --           --        17,540       17,540
                                              -------      -------      -------      -------      --------    ---------

BALANCE AT JUNE 30, 2004                       10,000        1,000        5,330            7        20,159       26,496

Unrealized loss on marketable securities           --           --           --          (46)           --          (46)
Net income                                         --           --           --           --        37,100       37,100
                                              -------      -------      -------      -------      --------    ---------

BALANCE AT JUNE 30, 2005                       10,000        1,000        5,330          (39)       57,259       63,550
                                              -------      -------      -------      -------      --------    ---------

BALANCE AT JUNE 30, 2005                      10,000        US$162       US$865        US$(6)     US$9,292    US$10,313
                                              -------      -------      -------      -------      --------    ---------


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1623.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                       YEARS ENDED JUNE 30,
                                                   2004       2005        2005
                                                 -------    -------     -------
                                                   DKK        DKK          US$


Net income                                        17,540     37,100       6,021

Unrealized investment gains (losses) , net of
  taxes of DKK 0 in 2004 and 2005                      7        (46)         (7)

                                                 -------    -------     -------

Comprehensive net income                          17,547     37,054       6,014
                                                 =======    =======     =======


DKK amounts have been converted into US$ at an exchange rate of US$1=DKK 6.1623.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)

                                                                               YEARS ENDED JUNE 30
                                                                        --------------------------------
                                                                          2004        2005        2005
                                                                        --------    --------    --------
                                                                          DKK          DKK         USD
Cash flows from operating activities:

Net income                                                                17,540      37,100       6,021
Adjustments to reconcile net income to
cash provided by (used in) operating activities:
       Depreciation, amortization and write down                             451         765         124
       Loss on sale of fixed assets                                           --         384          62
       Interest earned on notes receivable - related party                  (176)     (1,050)       (170)
       Provisions for bad debt                                               200          45           7
       Deferred tax                                                        1,230      11,489       1,864
       Minority interest                                                   2,878      (2,878)       (467)
       Changes in operating assets and liabilities:
             Accounts receivable                                         (33,833)     (5,238)       (850)
             Accounts receivable, related parties                             --         (65)        (11)
             VAT receivable                                                1,433      (3,343)       (542)
             Construction in progress / Cost in excess of billings      (204,264)    (16,586)     (2,692)
             Prepaid expenses                                               (889)        347          56
             Income tax payable                                            5,468       2,014         327
             Other receivables                                           (17,459)      7,086       1,150
             Accounts payable                                             28,165      23,707       3,847
             Accounts payable, related parties                                --          18           3
             Accrued liabilities                                           8,208      (4,800)       (779)
             Customer deposits                                            35,573     (31,109)     (5,048)
                                                                        --------    --------    --------
             Cash (used in ) provided by operating activities           (155,475)     17,886       2,902
                                                                        ========    ========    ========

Cash flows from investing activities:

       Purchase of investments                                            (5,880)     (2,368)       (384)
       Proceeds from property held for resale                              4,161      10,590       1,719
       Deposits on the purchase of windmills                                  --      (9,334)     (1,515)
       Cash acquired in business acquisitions                                 --       1,856         301
       Notes receivable related party                                    (35,000)         --          --
       Purchase of fixed assets                                           (2,086)       (240)        (39)
       Proceeds from sales of fixed assets                                    --         487          79
                                                                        --------    --------    --------
       Cash (used in) provided by investing activities:                  (38,805)        991         161
                                                                        ========    ========    ========

Cash flows from financing activities:

       Net change in short and long-term borrowings                      253,014     (12,494)     (2,027)
       Payment on notes payable related party                                (65)     (1,435)       (233)
       Net change in restricted cash                                     (55,636)     (6,586)     (1,069)
                                                                        --------    --------    --------
       Cash provided by (used in) financing activities:                  197,313     (20,515)     (3,329)
                                                                        ========    ========    ========

Effect of currency exchange rate changes on cash and cash equivalents         --          --          --
                                                                        --------    --------    --------
Net increase (decrease) in cash and cash equivalents                       3,033      (1,638)       (266)
Cash and cash equivalents, beginning of period                               224       3,257         529
                                                                                    --------    --------
Cash and cash equivalents, end of period                                   3,257       1,619         263
                                                                        ========    ========    ========
Cash paid for interest                                                     1,111       1,098       6,844
                                                                        ========    ========    ========
Capitalized Interest                                                       8,092       6,330       1,027
                                                                        ========    ========    ========
Cash paid for taxes                                                          838       1,375         223
                                                                        ========    ========    ========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1623.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         The terms "Aktiv Gruppen", "Company","us", "we" and "our" as used in this report refer to Aktiv Gruppen Holding A/S. Through our ownership interest in Aktiv Gruppen and our other subsidiaries, we own, acquire, and develop real estate on nationwide basis in Denmark. During June 2005, we began investing in wind energy turbines primarily located in Germany.

         From Aktiv Gruppen's organization in October of 1997, through May of 2005 we operated as a single reportable segment of real estate development. During June 30, 2005, with the investment in various renewable wind energy projects we now consider the Company a hybrid, operating in two reportable segments, Real Estate Development and Wind Energy.


Real Estate Development

         Aktiv Gruppen real estate development segment, through various wholly owned subsidiaries and corporate joint ventures, primarily develops homeowner condominiums, complexes, single family homes, recreational homes and multi-family rental complexes throughout Denmark. The development occurs as we:
1) seek out desirable locations for property development, 2) acquire permission for resale of a finalized development project, 3) acquire the land or options to purchase the land, 4) design the project in cooperation with outside architects and engineers, 4) acquire governmental permission to build the project, 5) pre-sell through local real estate agents a minimum number of units, requiring purchasers to sign a binding sales contract and guarantee, 5) construct the properties through outside construction contractors and 6) sell remaining units, if any.

         Aktiv Gruppen, within its real estate development segment, acquired recreational property / timeshare units in Helsing0r, Denmark for resale. This segment also owns and leases a 565 square meter office property in K0ge, Denmark.


Wind Energy

         During June 2005, the company acquired six operating windmills located in windparks in Germany. The Company also holds a 25% equity interest in an additional windmill in Germany. Each respective windmill or windpark has entered into 20 year agreements with German electric utilities companies, to sell the electricity generated. The agreements have fixed minimum prices. The manufacturers have agreed to operate the windparks at a fixed percentage of revenue. The Company generally acquires a lease for the land for periods of 20 years with two, five year options to extend the lease.

         Aktiv Gruppen plans to continue to expand this segment through the development and operation of windmill energy parks throughout Europe, where we believe there is a strong consumer and government preference for renewable and alternative non-polluting energy sources, resulting in attractive government subsidies and tax benefits from accelerated depreciation. We expect this political climate to persist in the near future.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP") and include the accounts of Aktiv Gruppen and its majority-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

         The following is a list of our significant operating subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries at June 30, 2005:

                                                      COUNTRY OF      INTEREST
SUBSIDIARY                                           INCORPORATION    OWNERSHIP
----------                                           -------------    ---------

Kronborg Byg ApS                                        Denmark         100.0%
Ejendomsselskabet Parkhusene ApS                        Denmark         100.0%
Ejendomsselskabet Faergegardsvej, Vordingborg ApS       Denmark         100.0%
Ejendomsselskabet Krohaven ApS                          Denmark         100.0%
Errits0 Bygade 79 ApS                                   Denmark         100.0%
Vognmandsmarken ApS                                     Denmark         100.0%
N0rrebjerg Boligpark ApS                                Denmark         100.0%
Ejendomsselskabet Guvern0rparken ApS                    Denmark         100.0%
Ejendomsselskabet Strandparken, Stege ApS               Denmark         100.0%
Aktiv Wind ApS                                          Denmark         100.0%
Ejendomsselskabet Kildevej, Helsinge ApS                Denmark         100.0%
Ejendomsselskabet Kommandorparken, Solrod ApS           Denmark         100.0%
Ejendomsselskabet Marienlyst Palae ApS                  Denmark         100.0%
Ejendomsselskabet Nyrad, Vordingborg ApS                Denmark         100.0%
Ejendomsselskabet Soparken, Fredensborg ApS             Denmark         100.0%
Ejendomsselskabet 0lbycentervej 65 ApS                  Denmark         100.0%
Kobenhavns Byejendomme A/S                              Denmark         100.0%
Ejendomsselskabet Hyltebjerg Alle ApS                   Denmark         100.0%
Sonderborg Havnefront ApS                               Denmark         100.0%
Ejendomsudviklingsselskabet af 2001 A/S                 Denmark         100.0%
Aktiv Boligopsparing ApS                                Denmark         100.0%
Alpen Holidays Ferienhauser GmbH                        Austria         100.0%
Delta Byg ApS                                           Denmark          80.0%
Delta Houses SIA                                        Latvia            (2)
EWF Drei Funf GmbH & Co. KG                             Germany         100.0%
win:pro Invent Gmbh & Co. Neunte Wind KG                Germany         100.0%
Aktiv Wind GmbH (1)                                     Germany         100.0%
UPEG 8 Windpark GmbH & Co. KG                           Germany         100.0%
Birgter Windenergie GmbH & Co. KG                       Germany         100.0%
Paderwind GmbH & Co. KG                                 Germany         100.0%

(1)      Formerly known as Xytel Development & Administration eleven GmbH

(2)      Delta Houses SIA is a wholly owned subsidiary of Delta Byg ApS

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         On January 15, 2003, the Company purchased 50% of Ejendomsudviklingsselskabet af 2001 A/S from an entity controlled by a shareholder of the Company for DKK 1 (not in thousands) and acquired an option to purchase the remaining 50% plus the outstanding receivable for DKK 1 (not in thousands), which the Company exercised January 15, 2005. The shares we acquired in order to utilize the net operating loss carry forward in Ejendomsudviklingsselskabet af 2001 A/S. At the time of acquisition, the Company recorded contributed capital of DKK 4,850 in connection with the DKK 17.7 million (not in thousands) net operating loss carry forward. The Company has been consolidated from January 15, 2003, as the Company had an effective 100% controlling interest and right to profit and losses.

         On January 15, 2003, the Company purchased 50% of K0benhavns Byejendomme A/S from an entity controlled by a shareholder of the Company for DKK 1 (not in thousands) and acquired an option to purchase the remaining 50% plus the outstanding receivable payable for DKK 1 (not in thousands), which the Company exercised June 17, 2004. The shares were acquired in order to utilize the net operating loss carry forward in K0benhavns Byejendomme A/S. At the time of acquisition, the Company recorded contributed capital of DKK 480 in connection with the DKK 1.7 million (not in thousands) net operating loss carry forward. The Company has been consolidated from the January 15, 2003, as the Company had an effective 100% controlling interest and right to profit and losses.

         During 2003, Aktiv Gruppen organized the subsidiary Aktiv Boligopsparing ApS and distributed a 20% interest to each of 4 individuals for DKK 26 receivables from each of the individuals. These interests were reacquired from these individuals from during 2004 and 2005 in connection with collection of the receivables. The Company consolidated Aktiv Boligopsparing ApS as a 100% owned subsidiary as required by Financial Accounting Standards Board (FASB) Interpretation No. 46R as receipt for the equity interest was no received and there was no obligation of the minority holders to share in the losses.

         On August 26, 2003, the Company sold a 50% interest in Ejendomsselskabet Hyltebjerg Alle ApS ("Hyltebjerg") in connection with the development of the underlying property. The Company consolidated Hyltebjerg as required by Financial Accounting Standards Board (FASB) Interpretation No. 46R as the Company has significant influence over the operations of Hyltebjerg and contributed a majority of Hyltebjergs underlying equity. On February 14, 2005, the Company reacquired the 50% interest for DKK 100, after distributing DKK 3,600 for the proportionate share of earnings attributable to the minority owner. For the years ended June 30, 2004 and 2005 the Company recorded DKK 2,816 and DKK 797 for the 50% interest in the net income of Hyltebjerg attributable to the minority owner.

REPORTING CURRENCY

         The consolidated financial statements are stated in Danish Kroner ("DKK"), the currency of the country in which the Company and its major subsidiaries are incorporated and operate. Balance sheet accounts of foreign subsidiaries are translated into DKK at the year-end exchange rate and items in the statement of operations are translated at the average exchange rate. Resulting translation adjustments are recorded to other accumulated comprehensive income, a separate component of shareholders' equity.

         Translation adjustments arising from inter-company financing of a long-term investment nature are accounted for similarly. Some transactions of the Company and its subsidiaries are made in currencies other than the reporting currency. Gains and losses from these transactions are included in the statement of operations as foreign currency transaction gains and losses.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

INFORMATION EXPRESSED IN US DOLLARS

         Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of DKK 6.1623 to one US Dollar, the approximate exchange rate at June 30, 2005. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate.

USE OF ESTIMATES

         The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as the percentage of completion on long term contracts, the allowance for uncollectible accounts, amortization, asset valuations, impairment assessments, taxes, guarantees and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash and short-term deposits with maturities of less than three months at the time of purchase.

RESTRICTED CASH

         Restricted cash as of June 30, 2005 and 2004, includes customer deposit construction credits and bank deposits which are held as collateral for the underling mortgage and construction loans.

MARKETABLE SECURITIES - AVAILABLE FOR SALE

         The Company accounts for investments in Marketable securities in accordance with Statement of Financial Accounting Standard. (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115 the Company's investments in public companies are classified as "available-for-sale". The Company uses the average cost method on a security by security basis in determining gains and losses on marketable securities. These investments are carried at fair value based on quoted market prices. We review the marketable equity holdings in publicly traded companies on a regular basis to determine if any of the marketable securities have experienced another-than-temporary decline in its fair value. We consider the investee company's cash position, earnings and revenue outlook, stock price performance over the past six months, liquidity and management, among other factors, when reviewing the marketable equity securities. If it is determined that an other-than-temporary decline in fair value exists in a marketable equity security, we record an investment loss in the consolidated statement of operations. Marketable securities are classified as current if the Company has the ability or intention of selling the security within 12 months.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

EQUITY METHOD INVESTMENTS

         Investments in corporate joint ventures, non-public companies or public companies in which we are a significant shareholder but less than majority, are included in long-term investments in the consolidated balance sheets and are accounted for under the cost method if our percentage ownership is 20% or less or the equity method if our ownership is in excess of 20% but less than 50% and in which we do not have significant ability to influence management. For these non-quoted investments, we regularly review the assumptions underlying the operating performance and cash flow forecasts based on information requested from these privately held companies. Generally, this information may be more limited, may not be as timely as and may be less accurate than information available from publicly traded companies. Assessing each investment's carrying value requires significant judgment by management. If it is determined that there is an other-than-temporary decline in the fair value of a non-public equity security, we write-down the investment to its fair value and record the related write-down as an investment loss in the consolidated statement of operations.

         As of June 30, 2005 investments in non consolidated entities included:


     AGH Nordan Invest A/S                             Denmark          50.0%
     Ejendomsselskabet Toftevej A/S                    Denmark         43.36%
     Windpark Timpberg GmbH & Co Zehnte Wind KG        Germany         25.00%

TRADE & OTHER ACCOUNTS RECEIVABLE

         Trade accounts receivable are recorded at the amount invoiced to customers and they do not bear interest. The allowance for doubtful accounts is the Company's best estimate of amount of probable losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. No allowance for doubtful accounts has been recorded on receivables for the years ended June 30, 2005 and 2004. During the years ended June 30, 2005 and 2004 the company had bad debt expense of DKK 200 and DKK 45, respectively. The Company's policy for putting the loan on non-accrual status and to record an allowance for doubtful accounts is based upon management's best estimate of amount of probable losses resulting from the purchaser inability to make required payments.

MORTGAGE LOANS RECEIVABLE

         Mortgage loans receivable represent a note received from the sale of real estate owned by the Company. All of the loans are secured by First Deeds of Trust in real property and are carried at unpaid principal. The Company monitors the recoverability of its loans and notes receivable. Interest on mortgage loans is recognized as revenue as it accrues during the period the loan is outstanding. Mortgage loans receivable are evaluated periodically for impairment. If it becomes evident that the borrower is unable to meet its debt service obligations and cannot satisfy its payments using sources other than sales or operations of the property securing the loan, such loan will be considered impaired. In that event, interest income on impaired loans will cease to accrue and the recorded amount will be reduced to the fair value of the collateral securing it.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

PROPERTIES HELD FOR SALE OR FUTURE DEVELOPMENT

         Real estate inventory held for current sale or future development includes land, land development and carrying costs, including real estate taxes and assessments, management fees and other directly related costs incurred. It also includes the non-refundable deposits on land for future development. Costs are allocated to individual projects and units based on the specific identification or relative sales value method. Real estate inventory held for current sale and land held for future development is carried at the lower of cost or fair market value. Impairment is recognized when estimated expected future cash flows (undiscounted and without interest charges) are less than the carrying amount of the project. Due to uncertainties inherent in the valuation process and in the economy, it is reasonably possible that the actual sales values and profits of the Company's inventory of land held for current sale and future development could be materially different than current expectations. To the extent that impairment has occurred, the excess of the carrying amount of such property over its estimated fair value, less estimated selling costs, will be charged to operations. As of June 30, 2004 and 2005, the Company's management believed that there was no impairment on the carrying value of real estate.

PROPERTY ON OPERATING LEASE

         Property on operating lease is stated at cost, net of accumulated depreciation, unless circumstances indicate that cost, net of accumulated depreciation, cannot be recovered from estimated future undiscounted cash flows, in which case, the carrying value of the property is reduced to its estimated fair value. Due to uncertainties inherent in the valuation process and in the economy, it is reasonably possible that the actual results of operating and disposing of the Company's property could be materially different than current expectations. At June 30, 2004 and 2005, the Company's management believed that there was no impairment on the carrying value of the property. Depreciation of the building and improvements is provided using the straight line method over 30 years the estimated useful lives of the respective assets.

EQUIPMENT, NET

         Equipment,   furniture   and   fixtures,   automobiles   and  leasehold
improvements are carried at cost less accumulated depreciation.

         Equipment, furniture and fixtures and automobiles are depreciated on a straight-line basis over the expected useful lives of between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives, which is ten years or the term of the leases.

IMPAIRMENT OF LONG-LIVED ASSETS

         In accordance with SFAS No. 144, long-lived assets, such as equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The depreciable basis of assets that are impaired and continue in use is their respective fair values.

REVENUE RECOGNITION LONG TERM CONTRACT

         Real estate development

         Long term contracts - Revenues from real estate development contracts are recognized on the percentage-of-completion method, measured by the percentage of projects construction costs incurred to date to estimated total projects construction costs for each contract multiplied by the ratio of the number of units sold over the total number of units on a project by project basis. This method is used because management considers costs incurred to be the best available measure of progress on contracts in process and the revenue earned.

         Construction costs of projects under contract include all direct material and labor costs and those indirect costs related to contract performance. Directly related selling, general, and administrative costs and interest are capitalized and included in cost of sales charged to expense as incurred. Provisions for estimated losses on the incomplete contracts are made in the period in which such losses are determined. Changes in estimated profitability are recognized in the period in which the revisions are determined. The aggregate of costs incurred and income recognized on incomplete contracts in excess of billings on uncompleted contracts is shown as a current asset. The aggregate of billings in excess of related costs incurred and income recognized would be shown as a current liability.

Property on Operating Lease - All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the lease terms, commencing on the date that possession is taken by the tenant. Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred. Lease termination fees, which are included in other income in the accompanying consolidated and combined statements of operations, are recognized when the related leases are cancelled and we have no continuing obligation to provide services to such former tenants.

WIND ENERGY

         The Company recognizes revenue from the generation of electricity in accordance with the terms of the individual windmill or windpark contracts with the German electric utility companies. These contracts contain a 20 year fixed floor price to be paid per kilowatt hour delivered. Revenue is recognized upon delivery of the electricity and collection is probable.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

ADVERTISING COSTS

         Advertising costs are expensed as incurred. In the consolidated statements of operation advertising costs directly related to specific real estate projects are included in cost of sales.

INCOME TAXES

         The Company utilizes the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

CONCENTRATION OF CREDIT RISK

         Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia. These balances are insured up to DKK 300 per account. The Company had DKK 2,466 and DKK 600 in excess of insured amounts in its bank accounts at June 30, 2004 and 2005.

A majority of the company current real estate development are located within Denmark.

All of the Company's windmills are located in Germany.

ASSET RETIREMENT OBLIGATIONS

         The Company's windmills are located on property leased from third parties. We are obligated to remove the windmill upon expiration. We account for these estimated obligations in accordance with Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143) and Financial Accounting Standards Board (FASB) Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations". SFAS No. 143 requires the accrual of the present value of the future estimated asset retirement obligations at installation, with offsetting amounts booked as additions to property & equipment. The estimated obligation is accreted to expense over the estimated life of the assets for the increase in the present value of the obligation.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         RECENTLY ISSUED ACCOUNTING STANDARDS

         In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS No. 123R), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No.
123). SFAS No. 123R supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." The revision requires companies to measure and recognize compensation expense for all share-based payments to employees, including grants of employee stock options, in the financial statements based on the fair value at the date of the grant. SFAS No. 123R permits companies to adopt its requirements using either the modified prospective method or the modified retrospective method. Under the modified prospective method, compensation cost is recognized beginning with the effective date for all share-based payments granted after the effective date and for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date. The modified retrospective method includes the requirements of the modified prospective method, but also permits entities to restate either all prior periods presented or prior interim periods of the year of adoption for the impact of adopting this standard. The Company will apply the modified prospective method upon adoption. In April 2005, the Securities and Exchange Commission announced it would provide for phased-in implementation of SFAS No. 123R. As a result, SFAS No. 123R is effective for the first interim or annual reporting period of the registrant's first fiscal year beginning on or after December 15, 2005. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation costs to be reported as financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company believes this reclassification will not have a material impact on its Consolidated Statements of Cash Flows.

            In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, "Exchanges of Non-monetary Assets." This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. The adoption of this pronouncement did not have a material effect on the Company's financial statements.

            In May 2005, the FASB issued FASB 154, "Accounting Changes and Error Corrections," a replacement of APB Opinion No. 20 and FASB statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." This statement changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

2.       MARKETABLE SECURITIES

         The following is a summary of available-for-sale investments held as long-term assets (in DKK):

                                                GROSS       GROSS
                                             UNREALIZED   UNREALIZED        FAIR      MATURITY
                                   COST         GAINS       LOSSES         VALUE        DATE
                                ----------   ----------   ----------    ----------   ----------
June 30, 2004:
Shares in Forstaedernes Bank            45            7           --            52          n/a
                                ----------   ----------   ----------    ----------   ----------
Total                                   45            7           --            52
                                ----------   ----------   ----------    ----------   ----------

June 30, 2005:
Shares in Forstaedernes Bank            50           49           --            99          n/a
Bonds in Dexia Dannevirke            3,000           --          (88)        2,912    1-25-2016
Nordnet-Euro                         1,318           --           --         1,318          n/a
Nordnet-Medium                         674           --           --           674          n/a
                                ----------   ----------   ----------    ----------   ----------
Total  short-term investments        5,042           49          (88)        5,003
                                ----------   ----------   ----------    ----------   ----------

         The unrealized loss on the available-for-sale investment securities is included in other cumulative comprehensive income during 2004 and 2005. The bonds held in Dexia Dannervirke and investments in Nordnet-Euro and Nordnet-Medium are held as collateral for notes payable.


3.       CONTRACT RECEIVABLES

Contract receivables consist of the following at June 30, 2004 and 2005:

                                               2004         2005
                                            ----------   ----------
     Contracts in progress                          --           --
     Completed contracts                        28,463       34,220
                                            ----------   ----------
                                                28,463       34,220

     Less allowance for doubtful accounts           --           --
                                            ----------   ----------
                                                28,463       34,220
                                            ==========   ==========

4.       PLANT AND EQUIPMENT

         Property, plant and equipment include the following (in DKK):

                                                           JUNE 30,
                                Estimated                  -------
                                   Life             2004              2005
                                              ---------------------------------

Furniture and fixtures         3 to 5 years          480               525
Automobiles                      5 years           1,700               627
Leasehold improvements           3 years              10                 -
                                              ---------------- ----------------
                                                   2,190             1,152
Less accumulated depreciation
   and amortization                                 (370)             (483)
                                              ---------------- ----------------

Net plant and equipment                            1,820               669
                                              ================ ================

Depreciation expense                                 339               520
                                              ================ ================

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

5.       WINDMILLS

         Windmills include the following (in DKK):

                                                           JUNE 30,
                                Estimated                  -------
                                   Life              2004             2005
                                              ---------------------------------

Windmills                        25 years
                                                       --            99,239
                                               ---------------   ---------------
                                                       --            99,239
Less accumulated depreciation
   and amortization                                    --                --
                                               ---------------   ---------------

Net property, plant and equipment                      --            99,239
                                               ===============   ===============

Depreciation expense                                   --                --
                                               ===============   ===============

The windmills are held as collateral on notes payable (See Note 11). No depreciation was record during 2005 as the windmills were purchased at the end of June.

6.       PROPERTY ON OPERATING LEASE

     The Company is a lessor of a 565 square meter building in K0ge, Denmark. The lease calls for monthly rentals to be received of approximately DKK 52 and expires January 15, 2009.

     Minimum future rental to be received on the non-cancelable lease as of June 30, 2005 for each of the next five years and in the aggregate are as follows:

                                                       DKK
                                                    ----------

             June 30, 2006                                627
             June 30, 2007                                633
             June 30, 2008                                639
             June 30, 2009                                335
             June 30, 2010                                 --
             Thereafter                                    --

                                                    ----------
Total Minimum Lease Payments                            2,234
                                                    ----------

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

     Property underlying an operating lease consists of the following:

                                                                JUNE 30,
                                                       ------------------------
                                                          2004          2005
                                                       ----------    ----------
Land                                                          870           870
Building                                                    7,354         7,354
                                                       ----------    ----------
                                                            8,224         8,224
Less accumulated depreciation                                (112)         (357)
                                                       ----------    ----------
Net property on operating lease                             8,112         7,867
                                                       ==========    ==========
Depreciation (included in cost of sales)                      112           245
                                                       ==========    ==========


     The land and building are held as collateral on a note payable for Ejendomsselskabet Olbycentervej 65 ApS (See Note 11).

8.       REAL ESTATE INVENTORY HELD FOR CURRENT SALE

         Real estate held for current sale consisted of the following:

                                                                JUNE 30,
                                                       ------------------------
                                                          2004          2005
                                                       ----------    ----------
Recreational condominiums                                  83,970        64,673
Land                                                        3,850         4,086

                                                       ----------    ----------
                                                           87,820        68,759
                                                       ==========    ==========


     The land and building are held as collateral on a note payable for Ejendomsselskabet Marienlyst Palae ApS and Alpen Holidays Ferienhauser GmbH (See Note 11).

9.       BUSINESS ACQUISITIONS, DIVESTITURES AND DISCONTINUED OPERATIONS

ACQUISITIONS DURING 2004/05
---------------------------

         On February 14, 2005, Aktiv Gruppen purchased the remaining 50% of Ejendomsselskabet Hyltebjerg Alle ApS, from JNP Holding ApS and thereby became the 100% of Ejendomsselskabet Hyltebjerg Alle ApS. The purchase price was DKK
100. No goodwill was recorded in connection with the purchase. The shares were acquired in order to ensure that the project was properly finalized.

         On December 21, 2004, the Company purchased 100% of Aktiv Wind GmbH, from European Wind Farms A/S. The purchase price was DKK 1,212. No goodwill was recorded in connection with the purchase. Aktiv Wind GmbH serves as the general (unlimited) partner in the German KG's (partnerships). On May 4, 2005, the Company acquired a 100% interest in EWF Drei Funf GmbH & Co. KG for Euro 2 or DKK 14 through which the Company has constructed two windmills.

         During 2005, the company purchased four windmills through the purchase of four German partnerships. The following table summarizes the terms of the acquisition and the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (in DKK):

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

9.       BUSINESS  ACQUISITIONS,  DIVESTITURES  AND  DISCONTINUED  OPERATIONS  -
         CONTINUED

                                            WIN:PRO
                                            INVENT      UPEG 8      BIRGTER
                                EWF DREI    GMBH        WIND-       WIND-       PADER-
                                FUNF        & CO.       PARK        ENERGIE     WIND
                                GMBH        NEUNTE      GMBH        GMBH        GMBH        AKTIV
                                & CO.       WIND        & CO.       & CO.       & CO.       WIND
ENTITY ACQUIRED                 KG          KG          KG          KG          KG          APS
                                --------    --------    --------    --------    --------    ------------
Percentage Ownership Acquired        100%        100%        100%        100%        100%           100%
Purchase Price Paid in DKK            14       3,552      21,832      16,893      16,893          1,212

Date of Acquisition              May 04,    June 29,    June 29,    June 29,    June 29,    December 21,
                                  2005        2005        2005        2005        2005          2004
                                --------    --------    --------    --------    --------    -----------
Currents asset                        --       1,090       1,301       2,710       1,246            215
Windmills                             --      17,448      22,051      17,062      17,062          1,002
Goodwill                              --          --          --          --          --             --
                                --------    --------    --------    --------    --------    -----------

Total assets acquired                 --      18,538      23,352      19,772      18,308          1,217
                                ========    ========    ========    ========    ========    ===========

Current Liabilities                   --         125       1,301       2,710       1,246             --
Long-term debt                        --      14,688          --          --          --             --
Asset Retirement Obligation           --         173         219         169         169              5
                                --------    --------    --------    --------    --------    -----------

Total liabilities assumed             --      14,986       1,520       2,879       1,415              5
                                --------    --------    --------    --------    --------    -----------
Net assets acquired                   --       3,552      21,832      16,893      16,893          1,212
                                ========    ========    ========    ========    ========    ===========


         The following proforma combined condensed results of Aktiv Gruppen Holdings A/S, win:pro Invent Gmbh & Co. Neunte Wind, UPEG 8 Windpark GmbH & Co. KG, Birgter Windenergie GmbH & Co. KG, and Paderwind GmbH & Co. KG as if the Company had purchased these entities at the beginning of the repective periods:

                                                      YEARS ENDED JUNE 30,
                                                  2004       2005       2005
                                                --------   --------   --------
                                                   DKK        DKK        USD
Net sales                                        297,596    395,294     64,147
Operating expenses                               279,120    356,437     57,841
                                                --------   --------   --------
Net income                                        18,476     38,857      6,306
                                                ========   ========   ========

ACQUISITIONS DURING 2003/2004

         On October 09, 2003, Aktiv Gruppen purchased the remaining 50% of N0rrebjerg Boligpark ApS, from Proconex ApS and thereby became the 100% owner of N0rrebjerg Boligpark ApS. The purchase price was DKK 357. No goodwill was recorded in connection with the purchase. The shares were acquired in order to develop a new project within the company and use tax net operating loss carryforwards..

10.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of the Company's cash equivalents and restricted cash, receivables, marketable securities, long-term investments, line of credit and long-term debt, payables and lease obligations approximates the carrying amount, which is the amount for which the instrument could be exchanged in a current transaction between willing parties. Information about each instrument follows:

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH

         The carrying amount of cash, cash equivalents and restricted cash approximates their fair value as of June 30, 2004 and 2005, because of the short term maturities of those instruments.

ACCOUNTS RECEIVABLE, RECEIVABLES FROM RELATED PARTIES, VAT RECEIVABLE AND OTHER RECEIVABLES

         The carrying amounts of accounts receivable, receivables from related parties, VAT receivable and other receivables approximate their fair value as of June 30, 2004 and 2005 because of the expected short term collection of those instruments.

MORTGAGE DEED AND NOTES RECEIVABLE

         The carrying amount of notes receivable approximates their fair value as of June 30, 2004 and 2005 because the interest rates approximate the rate of similar instruments as of June 30, 2004 and 2005.

MARKETABLE SECURITIES

         The fair values of investment securities are estimated based on quoted market prices as of June 30, 2004 and 2005 and are stated at fair value.

LINE OF CREDIT AND LONG-TERM DEBT

         The fair values of the Company's line of credit and long-term debt as of June 30, 2004 and 2005 approximate recorded values as of June 30, 2004 and 2005, based on similar current rates offered to the Company for debt of the same remaining maturities.

ACCOUNTS PAYABLE, ACCOUNTS PAYABLE - RELATED PARTIES AND ACCRUED LIABILITIES

         The carrying amount of accounts payable and accounts payable - related party approximates fair value as of June 30, 2004 and 2005, because of the short term maturity of those instruments.

11.      NOTES PAYABLE, LINES OF CREDIT AND OTHER DEBT OBLIGATIONS

Notes payable, lines of credit and other debt obligations relate primarily to the funding of development projects and windmill acquisitions. These notes payable are collateralized by underlying development project or windmills. Interest rates vary from 3.7 percent, to 8 percent and are generally tied to the EUR LIBOR (2.35 percent at June 30, 2005) plus a specified percentage. One loan of DKK 5 accrues interest at a rate of 16.75 percent as of June 30, 2005. Construction loans are payable upon delivery of the project. Windmill and mortgage loans payment terms are generally bi-annual and monthly, respectively, over ten to twenty years. The remaining loans vary from on demand, to balloon payment to monthly instalments.

         The construction loans are all classified as current because the contractual due date is the sooner of the date the underlying project is sold or the original payment date as stipulated in the note payable. In addition, the related construction in progress / cost in excess of billings is also classified as current.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

11.      NOTES PAYABLE, LINES OF CREDIT AND OTHER DEBT OBLIGATIONS - CONTINUED

         The balances of notes payable at June 30, 2005 consisted of the following:

                                                                 INTEREST RATE             JUNE 30,
                                                                  AT JUNE 30,     ---------------------------
                                                                     2005             2004           2005
                                                                ----------------  ------------   ------------
Kronborg Byg ApS
   Construction loan                                               4.45-5.75%          8,828         10,638
Aktiv Gruppen Holding A/S                                              --
   Vehicle Loans                                                      4.5%             1,604          1,213
   Other Loans                                                     3.70-4.75%            181          5,199
Ejendomsselskabet Parkhusene ApS
   Construction loan                                                  6.25%           47,000        131,409
Ejendomsselskabet Faergegardsvej, Vordingborg ApS
   Construction loan                                                  4.15%            4,000          4,000
Ejendomsselskabet Krohaven ApS
   Construction loan                                               4.00-7.00%         35,957             --
Erritso Bygade 79 ApS
   Construction loan                                                 16.75%               34              5
Vognmandsmarken ApS
   Construction loan                                                  6.15%           30,105             --
Ejendomsselskabet Guvernorparken
   Construction loan                                                  5.50%               11         12,000
Ejendomsselskabet Strandparken, Stege ApS
   Construction loan                                               4.00-4.85%         11,464             --
Ejendomsselskabet Kildevej, Helsinge ApS
   Construction loan                                                  5.50%               --         13,930
Ejendomsselskabet Kommandorparken, Solrod ApS
   Construction loan                                                  5.50%               64         17,305
Ejendomsselskabet Marienlyst Palae ApS
   Line of Credit(1)                                                  5.5%            80,000        103,000
   Other loans                                                     5.5- 6.25%         39,560            256
Ejendomsselskabet Soparken, Fredensborg ApS
   Construction loan                                                  5.50%            8,147             --
Ejendomsselskabet Nyrad, Vordingborg ApS
   Construction loan                                                  6.15%              757          8,546
Ejendomsselskabet Olbycentervej 65 ApS
   Mortgage loan                                                   4.00-5.00%          3,730          7,055
K0benhavns Byejendomme A/S
   Construction loan                                                  7.00%            3,599             --
Ejendomsselskabet Hyltebjerg Alle ApS
   Line of credit (2)                                                 5.50%               --         17,305
   Construction loans                                               2.0- 5.5%         71,749             --
Ejendomsudviklingsselskabet af 2001 A/S
   Construction loan                                                  8.00%           22,780         17,268
Alpen Holidays Ferienhauser GmbH
   Mortgage loan                                                      5.50%              339            943
Delta Byg ApS
   Line of Credit                                                     5.75%               --            523

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

11.      NOTES PAYABLE, LINES OF CREDIT AND OTHER DEBT OBLIGATIONS - CONTINUED

                                                                 INTEREST RATE             JUNE 30,
                                                                  AT JUNE 30,     ---------------------------
                                                                     2005             2004           2005
                                                                ----------------  ------------   ------------
Aktiv Wind ApS                                                        4.35%               --         21,138
   Equipment loan (Windmill)
win:pro Invent Gmbh & Co. Neunte Wind KG
   Equipment loan (Windmill)                                       4.75-5.27%             --         14,688
UPEG 8 Windpark GmbH & Co. KG
   Equipment loan (Windmill)                                          4.75%               --         12,851
Birgter Windenergie GmbH & Co. KG
   Equipment loan (Windmill)                                          5.00%               --         14,469
Paderwind GmbH & Co. KG
    Equipment loan (Windmill)                                         5.00%               --         14,383
                                                                               -------------  -------------
                                                                                     369,909        428,124
Less long term                                                                       (86,979)       (25,366)
                                                                               -------------  -------------
Short term                                                                           282,930        402,758
                                                                               -------------  -------------

         (1) The Company maintains revolving credit agreements in the aggregate amount of DKK 80,000 and DKK 103,000 at June 30, 2004 and 2005, respectively with all amounts used. The agreements expire June 30, 2007.

         (2) The Company maintains revolving credit agreements in the aggregate amount of DKK 13,555 and DKK 3,700 at June 30, 2005 with all amounts used. The agreements expire January 30, 2006.


         Maturities of debt obligations payable at June 30, 2005 are as follows:

         Year ending December 31,
         ------------------------
           2006                                              $     402,758
           2007                                                      8,646
           2008                                                      1,296
           2009                                                      1,302
           2010                                                      1,307
           Thereafter                                               12,815
                                                             --------------
                                                             $     428,124
                                                             ==============


12.      OPERATING LEASES

         The Company also has non-cancelable operating leases, primarily for office space, that expire over the next four years. These leases generally contain renewal options for one year and require the Company to pay all executory costs such as maintenance and insurance. Expenses under operating leases amounted to DKK 145 and DKK 444 in the years ended June 30, 2004 and 2005, respectively.

         The Company also leases the underlying land upon which the windmills are constructed, expiring beginning in the year 2023 through 2025, the leases further allow for option to extend the lease for one or two, five year periods. Lease expense under land operating leases amounted to DKK 0 and DKK 0 for the years ended June 30, 2004 and 2005 as the windmills were purchased at the end of June, 2005.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

12.      OPERATING LEASES - CONTINUED

         Future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year, as of June 30, 2005 are:

                                                           OPERATING LEASES
                                                           ----------------

         Year ending June 30:
             2006                                                     1,052
             2007                                                       835
             2008                                                       811
             2009                                                       655
             2010                                                       376
             2011                                                     6,729
                                                           ----------------
                       Total minimum lease payments                  10,458
                                                           ================


13.      RELATED PARTY TRANSACTIONS

NOTES AND ACCRUED INTEREST RECEIVABLES

         During 2004, the Company loaned to companies controlled by each of the five 20% shareholders of the Aktiv Gruppen DKK 7,000 each. The notes accrue interest a rate of 3% per annum, payable on demand and are secured by marketable securities held by the controlled companies. At June 30, 2004 and 2005 notes and accrued interest receivable related parties consisted of the following:


                                          JUNE 30,
                                      ---------------
                                       2004     2005
                                      ------   ------
Dansk Anlaegsinvest ApS                7,035    7,245
JL Forsikringsformidling ApS           7,035    7,245
AO Holding ApS                         7,035    7,245
Synerco ApS                            7,035    7,245
Salt-Con ApS                           7,035    7,245
Other employee receivables                --       66
                                      ------   ------
                                      35,175   36,291
                                      ======   ======


         The notes receivables related party are held as collateral on a note payable to Ejendomsselskabet Marienlyst Palae ApS (See Note 11). Subsequent to the year ended June 30, 2005, all of the amounts receivable have been collected.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

13.      RELATED PARTY TRANSACTIONS - CONTINUED

NOTES PAYABLE

         During 2003, companies controlled by each of the five 20% shareholders of the Aktiv Gruppen loaned DKK 300 each to the Company. The note accrued interest at a rate of 3% per annum. The notes were repaid with related accrued interest of DKK 66 (payments of DKK 65 during October 2003 and DKK 1,501 during July 2004).

         During 2004, the company purchased four automobiles from shareholders and officers of the Company or entities controlled by shareholders and officers. Also during 2004, the company sold five recreational home to companies controlled by shareholders and officers of the Company.

         The Chairman of the board of directors of Aktiv Gruppen was also a partner of Interlex Lawyers until December 31, 2005. The Company paid DKK 754 and DKK 1,976 to Interlex Lawyers for legal services during June 30, 2004 and 2005, respectively. The total outstanding payables due to Interlex Lawyers as at June 30, 2004 and June 30, 2005 were DKK 28 and DKK 587, respectively.


14.      INCOME TAXES

         The Company and each of its wholly owned Danish subsidiaries file aconsolidated tax return. The Company's foreign or non wholly owned subsidiaries file separate tax returns in each of the countries of incorporation. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of June 30, 2004 and 2005 are as follows (in DKK):

                                                                JUNE 30,
                                                         ----------------------
                                                           2004          2005
                                                         --------      --------
DEFERRED TAX ASSETS
    Net operating loss carry forwards                       4,072         1,980
   Provisions                                                 190           180
                                                         --------      --------
   Total deferred tax assets                                4,262         2,160
                                                            -----         -----
                                                         --------      --------
   Less: Valuation allowance                                   --            --
                                                         --------      --------
          DEFERRED TAX ASSETS                               4,262         2,160
                                                         --------      --------

DEFERRED TAX LIABILITIES
   Tax value of fixed assets in excess of
      book value of fixed assets                             (321)       (6,925)
   Construction in Progress                                (7,617)      (10,371)
   Other                                                       --           (29)
                                                         --------      --------
      DEFERRED TAX LIABILITY                               (7,938)      (17,325)
                                                         ========      ========

                                                         ========      ========
NET DEFERRED TAX LIABILITY                                 (3,676)      (15,165)
                                                         ========      ========


         The recognized net tax liabilities as of June 30, 2004 and 2005 are related to temporary timing differences between the book and fiscal values of assets.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

14.      INCOME TAXES - CONTINUED

         The Company assessed the realization of the deferred tax assets based on available evidence, both positive and negative, to determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The conclusion as to whether it is more likely than not that some portion of these assets will not be realized takes into consideration the future earnings potential determined through the use of internal forecasts, the carry forward period associated with the deferred tax assets and the nature of the income that can be used to realize the deferred tax assets. To the extent that the Company determines it is more than likely not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is recorded.

At June 30, 2005, the company had tax loss carry-forwards of DKK 7,072 available in Denmark, which according to current Danish law has no expiration. The accumulated tax loss carry forwards cannot be used by all group companies as not all of companies are jointly taxed.

         For financial reporting purposes, income before income taxes is as follows (in DKK):

                                                            2004         2005
                                                          --------     --------

   Pretax income:
      Denmark                                               25,103       54,720
      Austria                                                  259       (1,254)
      Latvia                                                    --       (1,220)
                                                          --------     --------
                                                            25,362       52,246
                                                          ========     ========

   Significant components of the provision
     for income taxes are:
      Current:   Denmark                                     2,433        3,657
                 Others                                         --           --
                                                          --------     --------
                                                             2,433        3,657
                                                          --------     --------

      Deferred:  Denmark                                     5,390        8,847
                 Others                                         --        2,642
                                                          --------     --------
                                                             5,390       11,489
                                                          --------     --------
         Total:                                              7,823       15,146
                                                          ========     ========


         The reconciliation of income tax computed at the Danish statutory tax rate to income tax expense is:

                                                                   2004    2005
                                                                   ----    ----

Danish income tax rate .........................................    30%     28%
Effect of change in tax rate on net deferred tax liabilities ...     0%     (1)%
Non - deductible permanent differences .........................     0%      2%
Other ..........................................................    (2)%     0%
Reported income tax expense ....................................    28%     29%

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

15.      COMMITMENTS

LETTERS OF CREDIT

         The Company has unused letters of credit / bank guarantees totaling DKK 124,525 and DKK 160,358 at June 30, 2004 and 2005, respectively. The letters of credit / guarantees are required in connection with warranties the Company offer on certain aspects of the construction and materials in developed projects in accordance with Danish law. The letters of credit/ guarantees normally cover a period of approximately five years. The estimated future warranty liability at June 30, 2004 and 2005 was DKK 0 and DKK 0, as the Company acquires letters of credit / guarantees from the underlying contractors and suppliers which offset the letters of credit issued by the Company.

ASSET RETIREMENT OBLIGATIONS

         Asset retirement obligations for windmill held, and changes to the obligation for the years ended June 30, 2004 and 2005 consists of the following:

                                                                     JUNE 30,
                                                                 ---------------
                                                                  2004     2005
   Balance at the beginning of the year:                             --       --
      Obligation on acquired assets                                  --      978

      Obligations paid or sale of the asset Accretion expense:
      Current year accretion expense                                 --       --
      Revisions to estimate                                          --       --
   Balance at the end of the year:                                   --      978
                                                                 ------   ------


16.      LITIGATION

         During 2005, the Company recorded a provision of DKK 1,500 for claims arising from the cancellation of the contract with the constructor of Rodvig Hytte og Feriecenter. The Company cancelled the contract due to considerable delays and defects with the construction of the project. At October 31, 2005 the High Court ordered the company to pay approx. DKK 1,500, but the Company appealed immediately to the Supreme Court. The final settlement has to wait the judgment of the Supreme Court.

         The Company is from time to time involved in routine legal and administrative proceedings and claims of various types. While any proceedings or claim contains an element of uncertainty, Management does not expect them to have a material affect on our results of operations or financial position.

17.      SEGMENT REPORTING

The Company's Chief Operating Decision-maker, as defined in SFAS No. 131, is considered to be Aktiv Gruppen Holding's CEO. The Chief Operating Decision-maker reviews separate consolidated financial information for the Real Estate Development Segment and the Wind Energy Segment. Each of the Company's business segments are managed separately because they offer and distribute distinct services to different customer segments. The Company therefore considers that it has two reportable segments under SFAS 131. Revenues are generated in the country in which the property is located. During the periods presented all sales were derived from real estate development in Denmark.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

17.      SEGMENT REPORTING - CONTINUED

         The Chief Operating Decision-maker evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company's investment portfolio, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There were no inter - segment transactions during the periods presented.


         The segmented data are as follows:

                   [BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

17.      SEGMENT REPORTING - CONTINUED

                                                     YEARS ENDED JUNE 30,
                                                 2004        2005        2005
                                               --------    --------    --------
                                                  DKK         DKK         USD

REAL ESTATE DEVELOPMENT:
Net sales                                       295,975     389,061      63,135
Operating expenses:
     Cost of sales                              259,144     315,365      51,176
     Selling and marketing                        1,218         907         147
     General and administrative                   5,710       9,692       1,573
     Depreciation (excluding DKK112 and
     DKK245 included in cost of sales)              339         520          84
                                               --------    --------    --------
     Total operating expenses                   266,411     326,484      52,980
                                               --------    --------    --------
Operating income (loss)                          29,564      62,577      10,155
                                               --------    --------    --------
     Other income (expense)                      (1,385)     (8,746)     (1,419)
                                               --------    --------    --------
     Income tax (expense) benefit                (7,823)    (18,069)     (2,932)
                                               --------    --------    --------
Net Income                                       20,356      35,762       5,804
                                               --------    --------    --------
Capital expenditure                               2,086         240          39
                                               --------    --------    --------
Total assets                                    482,180     503,065      81,636
                                               --------    --------    --------

WIND ENERGY
Net sales                                            --          --          --
Operating expenses:
     Cost of sales                                   --          --          --
     Selling and marketing                           --          --          --
     General and administrative                      --         910         148
     Depreciation                                    --          --          --
                                               --------    --------    --------
     Total operating expenses                        --         910         148
                                               --------    --------    --------
Operating income (loss)                              --        (910)       (148)
                                               --------    --------    --------
     Other income (expense)                          --         122          20
                                               --------    --------    --------
     Income tax (expense) benefit                    --       2,923         474
                                               --------    --------    --------
Net Income                                           --       2,135         346
                                               --------    --------    --------
Capital expenditure including deposits               --     108,573      17,619
                                               --------    --------    --------
Total assets                                         --     108,573      17,619
                                               --------    --------    --------

CONSOLIDATED
Net sales                                       295,975     389,061      63,135
Operating expenses:
     Cost of sales                              259,144     315,365      51,176
     Selling and marketing                        1,218         907         147
     General and administrative                   5,710      10,602       1,721
     Depreciation                                   339         520          84
                                               --------    --------    --------
     Total operating expenses                   266,411     327,394      53,128
                                               --------    --------    --------
Operating income (loss)                          29,564      61,667      10,007
                                               --------    --------    --------
     Other income (expense)                      (1,385)     (8,624)     (1,399)
                                               --------    --------    --------
     Income tax (expense) benefit                (7,823)    (15,146)     (2,458)
                                               --------    --------    --------
Net Income                                       20,356      37,897       6,150
                                                           --------    --------
                                                                       --------
Capital expenditure including deposits            2,086     108,813      17,658
                                               --------    --------    --------
Total assets                                    482,180     611,638      99,255
                                               --------    --------    --------

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1623.

                   AKTIV GRUPPEN HOLDING A/S AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

17.      SEGMENT REPORTING - CONTINUED

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Real Estate Development:

         During 2005 the Company sold DKK 8,471 in property held for resale on mortgage deed receivables.

         During 2004 the Company purchased DKK 91,981 of property held for resale through short and long term borrowing. The Company sold DKK 8,224 of the property on mortgage receivables.

Wind Energy:

         During 2005, the Company acquired DKK 99,239 in windmills by purchasing the following German partnerships: EWF Drei Funf GmbH & Co. KG, Win:pro Invent Gmbh & Co. Neunte Wind KG, Aktiv Wind GmbH, UPEG 8 Windpark GmbH & Co., KG Birgter Windenergie GmbH & Co and KG Paderwind GmbH & Co. KG.

18.      SUBSEQUENT EVENTS

         AGH Nordan Investment A/S, a 50 percent owned subsidiary, acquired two Norwegian companies, Bygg og Eiendomsutvikling S0r AS and Topdalsfjorden Utikling AS for approximately DKK 18,600 as of January 1, 2006, of which 50% depends on the actual result for the years 2006, 2007 and 2008. The purpose of the purchase is to get into Norway, where the company sees fine opportunities and also to spread their risk by not being represented in only one country within the real estate segment.

         As of November 14, 2005 the Company changed both their CEO and their Chairman of the Board. The previous Chairman of the Board, Peter Juul, became new CEO of the company and the previous CEO, Bo Kristensen, became the new Chairman of the Board.

         During 2006, the Company has increased their investment in windmills, through the acquisition of a majority ownership in 15 additional windmills in Germany for a net purchase price of approximately DKK 179,523. The Company also disposed of UPEG 8 Windpark GmbH & Co. KG, Birgter Windenergie GmbH & Co. KG and Paderwind GmbH & Co. KG, which owns three windmills in western Germany with a net book value of DKK 55,618.

         On April 17, 2006, Aktiv Gruppen Holdings A/S and subsidiaries will be acquired by EuroTrust A/S through the issuance of 21,700,000 shares of EuroTrust A/S for all 10,000 issued and outstanding shares of Aktiv Gruppen Holdings A.S. The merger was accounted for as a recapitalization of the Aktiv Gruppen Holdings A/S, wherein Aktiv Gruppen Holdings A.S became a 100% owned subsidiary of the EuroTrust A/S.

                         EUROTRUST A/S AND SUBSIDIARIES
                                       AND
                   AKTIV GRUPPEN HOLDINGS A/S AND SUBSIDIARES

           UNAUDITED PROFORMA CONDENSED COMBINED FINANCIAL STATEMENTS


         The following unaudited proforma condensed combined balance sheet aggregates the balance sheet of EuroTrust A/S and Subsidiaries ("PARENT") as of June 30, 2005 and the balance sheet of Aktiv Gruppen Holdings A/S and Subsidiaries ("SUBSIDIARIES") as of June 30, 2005 accounting for the transaction as a recapitalization of the SUBSIDIARY with the issuance of shares for the net assets of PARENT (a reverse acquisition) and using the assumptions described in the following notes, giving effect to the transaction, as if the transaction had occurred as of June 30, 2005. The transaction will be completed April 17, 2006.

         The following unaudited proforma condensed combined statement of operations reflects the results of operations of EuroTrust A/S and Subsidiaries for the twelve month periods ended June 30, 2005 and 2004 and the results of operations of Aktiv Gruppen Holdings A/S and Subsidiaries for the years ended June 30, 2005 and 2004 as if the transaction had occurred as of the July 1, 2003.

         The proforma condensed combined financial statements should be read in conjunction with the separate consolidated financial statements and related notes thereto of EuroTrust A/S and Subsidiaries and Aktiv Gruppen Holdings A/S and Subsidiaries. These proforma condensed combined financial statements are not necessarily indicative of the combined financial position, had the acquisition occurred on the date indicated above, or the combined results of operations which might have existed for the periods indicated or the results of operations as they may be in the future.

                         EUROTRUST A/S AND SUBSIDIARIES
                                       AND
                   AKTIV GRUPPEN HOLDINGS A/S AND SUBSIDIARES

               UNAUDITED PROFORMA CONDENSED COMBINED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 Aktiv Gruppen   EuroTrust
                                                                  Holding A/S       A/S
     (UNAUDITED)                                                    June 30,      June 30,    Proforma
                                                                      2005          2005      Increase     Proforma
                                                                  (subsidiary)    (parent)   (Decrease)    Combined
                                                                   ----------   ----------   ----------   ----------
ASSETS
Current assets:
   Cash and cash equivalents                                            1,619        7,954           --        9,573
   Restricted cash                                                     80,998        3,006           --       84,004
   Debt securities, available for sale                                     --       13,000           --       13,000
   Contracts receivable, net of allowances for doubtful accounts       34,220       17,128           --       51,348
   Notes receivable and accrued interest related party                 36,291           --           --       36,291
   Construction in progress / Cost in excess of billing               233,838           --           --      233,838
   Notes receivable, current                                               --        2,200           --        2,200
   Broadcasting programming rights, current                                --        2,928           --        2,928
   Valued added tax receivables                                         8,310          141           --        8,451
   Prepaid expenses and deposits                                          522        2,659           --        3,181
   Other receivables                                                   10,333        5,493           --       15,826
   Current assets of discontinued operations                               --        1,140           --        1,140
                                                                   ----------   ----------   ----------   ----------
Total current assets                                                  406.131       55,649           --      461,780

   Marketable securities - available for sale                           5,003           --           --        5,003
   Mortgage deed receivables                                            8,471           --           --        8,471
   Notes receivable, net of current portion                                --        8,250           --        8,250
   Broadcasting programming rights, net of current portion                 --        1,431           --        1,431
   Rent and other long term deposits                                      293        2,361           --        2,654
   Other receivables, long term                                            --          535           --          535
   Equity method investment                                             5,872        1,638           --        7,510
   Property, plant and equipment, net                                     669       69,511           --       70,180
   Windmills                                                           99,239           --           --       99,239
   Windmill Deposits                                                    9,334           --           --        9,334
   Goodwill                                                                --       24,613           --       24,613
   Deferred tax assets, net of current portion                             --        3,715           --        3,715
   Property Held for Resale                                            68,759           --           --       68,759
   Property on Operating Lease, net                                     7,867           --           --        7,867
                                                                   ----------   ----------   ----------   ----------

Total assets                                                          611,638      167,703           --      779,341
                                                                   ==========   ==========   ==========   ==========


                         EUROTRUST A/S AND SUBSIDIARIES
                                       AND
                   AKTIV GRUPPEN HOLDINGS A/S AND SUBSIDIARES

               UNAUDITED PROFORMA CONDENSED COMBINED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 Aktiv Gruppen   EuroTrust
                                                                  Holding A/S       A/S
     (UNAUDITED)                                                    June 30,      June 30,        Proforma
                                                                      2005          2005          Increase     Proforma
                                                                  (subsidiary)    (parent)       (Decrease)    Combined
                                                                   ----------   ----------       ----------   ----------
LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
   Notes payable and other current debt obligations                   402,758        13,271              --       416,029
   Lease obligations, current portion                                      --         1,244              --         1,244
   Accounts payable, trade                                             62,255        13,257              --        75,512
   Accounts payable, related parties                                       18            --              --            18
   Accrued liabilities                                                 34,866        11,570              --        46,436
   Customer deposits                                                    4,458            --              --         4,458
   Equipment purchase obligation, current                                  --        12,152              --        12,152
   Income tax payable                                                   2,223            --              --         2,223
   Deferred Income Taxes - Current                                     15,165            --              --        15,165
   Current liabilities of discontinued operations                          --           894              --           894
                                                                   ----------    ----------      ----------    ----------
Total current liabilities                                             521,743        52,388              --       574,131

Long term liabilities:
   Notes payable and other debt, long term                             25,366        10,175              --        35,541
   Asset Retirement Obligation                                            979            --              --           979
                                                                   ----------    ----------      ----------    ----------
Total long term liabilities                                            26,345        10,175              --        36,520

Minority interest in subsidiaries                                          --            16              --            16

Shareholders' equity:
   Common shares                                                        1,000        41,719 [A]     161,750       204,469
   Additional paid-in capital                                           5,330       525,702 [A]    (624,047)      (93,015)
   Accumulated deficit                                                 57,259      (462,297)[A]     462,297        57,259
   Accumulative other comprehensive income                                (39)           --              --           (39)
                                                                   ----------    ----------      ----------    ----------
Total shareholders' equity                                             63,550       105,124              --       168,674
                                                                   ----------    ----------      ----------    ----------

Total liabilities and shareholders' equity                            611,638       167,703              --       779,341
                                                                   ==========    ==========      ==========    ==========


    See Notes To Unaudited Proforma Condensed Combined Financial Statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                                       AND
                   AKTIV GRUPPEN HOLDINGS A/S AND SUBSIDIARES

         UNAUDITED PROFORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                               AS OF JUNE 30, 2005
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    Aktiv Gruppen    EuroTrust
                                                                     Holding A/S        A/S
     (UNAUDITED)                                                       June 30,       June 30,     Proforma
                                                                         2005           2005       Increase     Proforma
                                                                     (subsidiary)     (parent)    (Decrease)    Combined
                                                                      ----------    ----------    ----------   ----------
Net sales                                                                389,061        94,055            --      483,116
                                                                      ----------    ----------    ----------   ----------

Operating expenses:
   Cost of sales (exclusive of depreciation shown separately below)      315,365        65,336            --      380,701
   Selling and marketing                                                     907        18,049            --       18,956
   General and administrative                                             10,602        20,736            --       31,338
   General and administrative - related parties                               --           571            --          571
   Depreciation                                                              520        11,868            --       12,388
   Goodwill impairment                                                        --           914            --          914
                                                                      ----------    ----------    ----------   ----------
   Total operating expenses                                              327,394       117,474            --      444,868
                                                                      ----------    ----------    ----------   ----------

Operating income (loss)                                                   61,667       (23,419)           --       38,248

Other income (expenses)
   Interest income                                                         1,252           286            --        1,538
   Interest income - related party                                         1,050            --            --        1,050
   Interest expense                                                       (9,204)       (1,670)           --      (10,874)
   Loss on sale of fixed assets                                             (384)           --            --         (384)
   Foreign exchange  gain (loss), net                                         --          (444)           --         (444)
   Gains from divestitures                                                    --        14,438            --       14,438
   Write-down of long term investments & marketable
   securities                                                                 --       (14,942)           --      (14,942)
   Results of equity method investments                                      122           138            --          260
   Other (expenses) income, net                                           (1,460)       (1,355)           --       (2,815)
                                                                      ----------    ----------    ----------   ----------

Income(loss) from continuing operations before income taxes
 and minority interest                                                    53,043       (26,968)           --       26,075

   Income tax expense                                                    (15,146)        3,209            --      (11,937)
   Minority interest in net income (loss) of subsidiaries                   (797)           49            --         (748)
                                                                      ----------    ----------    ----------   ----------

   (Loss) income from continuing operations                               37,100       (23,710)           --       13,390

   Gain (loss) from operations of discontinued internet
   segment components net of tax, 0 in 2005                                   --          (169)           --         (169)
   Gain (loss) from disposal of discontinued print/on line Media
   division and internet segment components net of tax, 0 in 2005             --        20,553            --       20,553
                                                                      ----------    ----------    ----------   ----------

NET (LOSS) INCOME                                                         37,100        (3,326)           --       33,774
                                                                                                               ==========

Proforma net earnings from continuing operations                                                                     0.50
                                                                                                               ==========
Proforma net earnings from discontinued operations                                                                   0.76
                                                                                                               ==========
Proforma earnings per common share                                                                                   1.26
                                                                                                               ==========

    See Notes To Unaudited Proforma Condensed Combined Financial Statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                                       AND
                   AKTIV GRUPPEN HOLDINGS A/S AND SUBSIDIARES

         UNAUDITED PROFORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                              AS OF JUNE 30, 2004
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                    Aktiv Gruppen    EuroTrust
                                                                     Holding A/S        A/S
     (UNAUDITED)                                                       June 30,       June 30,     Proforma
                                                                         2005           2005       Increase     Proforma
                                                                     (subsidiary)     (parent)    (Decrease)    Combined
                                                                      ----------    ----------    ----------   ----------
Net revenue                                                             295,975       101,580            --      397,555

Operating expenses:
   Cost of sales (exclusive of depreciation shown separately below)     259,144        63,633            --      322,777
   Selling and marketing                                                  1,218        17,140            --       18,358
   Selling and marketing - related parties                                   --           420            --          420
   General and administrative                                             5,710        23,480            --       29,190
   General and administrative - related parties                              --           704            --          704
   Depreciation                                                             339         6,925            --        7,264
                                                                     ----------    ----------    ----------   ----------
   Total operating expenses                                             266,411       112,302            --      378,713
                                                                     ----------    ----------    ----------   ----------

Operating income (loss)                                                  29,564       (10,722)           --       18,842

Other income (expenses)
   Interest income                                                          593           186            --          779
   Interest income - related party                                          175            --            --          175
   Interest expense                                                      (2,251)         (485)           --       (2,736)
   Foreign exchange  gain (loss), net                                        --          (258)           --         (258)
   Gains from divestitures                                                   --           268            --          268
   Write-down of long term investments & marketable securities               --          (196)           --         (196)
   Other (expenses) income, net                                              98         4,227         4,325
                                                                     ----------    ----------    ----------   ----------

(Loss) income from continuing operations before income taxes
 and minority interest                                                   28,179        (6,980)           --       21,199

   Income tax expense                                                    (7,823)        1,491            --       (6,332)
   Minority interest in net income (loss) of subsidiaries                (2,816)          165            --       (2,651)
                                                                     ----------    ----------    ----------   ----------

   (Loss) income from continuing operations                              17,540        (5,324)           --       12,216

   Gain (loss) from operations of discontinued internet
   segment components net of tax, 0 in 2004                                  --        (7,185)           --       (7,185)
   Gain (loss) from disposal of  discontinued  print/on line Media
   division and internet segment components net of tax, 0 in 2004            --        73,111            --       73,111
                                                                     ----------    ----------    ----------   ----------

NET (LOSS) INCOME                                                        17,540        60,602            --       78,142
                                                                     ==========    ==========    ==========   ==========

Proforma net earnings from continuing operations                                                                    0.46
                                                                                                              ==========
Proforma net earnings from discontinued operations                                                                  2.47
                                                                                                              ==========
Proforma net earnings per common share                                                                              2.93
                                                                                                              ==========

    See Notes To Unaudited Proforma Condensed Combined Financial Statements.

                         EUROTRUST A/S AND SUBSIDIARIES
                                       AND
                   AKTIV GRUPPEN HOLDINGS A/S AND SUBSIDIARES


     NOTES TO THE UNAUDITED PROFORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1 - EUROTRUST A/S AND SUBSIDIARES

         EuroTrust A/S and its subsidiaries (the "Company") engage in providing production and broadcasting services and operating the Danish cable channel DK4. The Company previously provided Internet security products and services in Scandinavia. These operations were sold during 2003 and 2004.

         The Company operated in two reportable service-based segments from 2002 through 2005: the Production and Broadcasting Segment and the Internet Security Product and Services Segment.


NOTE 2 - AKTIV GRUPPEN HOLDINGS A/S AND SUBSIDIARES

         Aktiv Gruppen Holding A/S and its subsidiaries, own acquire, and develop real estate on a national basis in Denmark. During June 2005, we began investing in wind energy turbines primarily located in Germany.

         From Aktiv Gruppen Holding A/S's organization in October of 1997, through May of 2005 we operated as a single reportable segment of real estate development. During June 30, 2005, with the investment in various renewable wind energy projects, we now consider the Company a hybrid, operating in two reportable segments, Real Estate Development and Wind Energy.


NOTE 3   PROFORMA ADJUSTMENTS

            On April 17, 2006, EuroTrust A/S will acquire all 10,000 issued and outstanding shares of Aktiv Gruppen Holdings A/S through the issuance of 21,700,000 shares of EuroTrust A/S. The merger was accounted for as a recapitalization of the Subsidiary, wherein Subsidiary became a 100% owned subsidiary of the Parent.

Proforma adjustments on the attached financial statements include the following:

     [A] To record the acquisition of a 100% interest in the SUBSIDIARY by the PARENT through the issuance of 21,700,000 shares of common stock of the PARENT for 10,000 shares of the SUBSIDIARY and eliminate the accumulated deficit of PARENT prior to the date of the acquisition. The ownership interests of the former owners of SUBSIDIARY in the combined enterprise will be greater than the ongoing shareholders of PARENT and, accordingly, the management of SUBSIDIARY will assume operating control of the combined enterprise. Consequently, the acquisition is accounted for as the recapitalization of SUBSIDIARY, wherein SUBSIDIARY purchased the assets of PARENT and accounted for the transaction as a "Reverse Purchase" for accounting purposes.

                         EUROTRUST A/S AND SUBSIDIARIES
                                       AND
                   AKTIV GRUPPEN HOLDINGS A/S AND SUBSIDIARES


     NOTES TO THE UNAUDITED PROFORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 4 - PROFORMA EARNINGS (LOSS) PER SHARE

         The proforma earnings (loss) per share is computed based on the weighted average number of common shares outstanding during the period plus the estimated shares issued in the acquisition had the acquisition occurred at the beginning of the periods presented (not in thousands).


                                                  For the Twelve  For the Twelve
                                                   Months Ended    Months Ended
                                                  June 30, 2004   June 30, 2005
                                                  --------------  --------------

Weighted average number of common
  shares outstanding during the periods               4,980,232       5,003,571
                                                  --------------  --------------

Shares issued in acquisition                         21,700,000      21,700,000
                                                  --------------  --------------

Proforma weighted average number of common shares
  outstanding during the period used in income
  per share after purchase (denominator)              26,680,232      26,703,571
                                                  --------------  --------------


         Subsequent to June 30, 2005, the PARENT issued 980,277 common shares for cash upon exercise of options.